UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

EVEREST RE GROUP, LTD.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G3223R108
(CUSIP Number)

Sanjoy Mukherjee Senior Vice President, General Counsel and Secretary Everest Re Group, Ltd. Wessex House – 2nd Floor 45 Reid Street P.O. Box HM 845 441-295-0006
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

March 3, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3223R108

1.	Names of Reporting Persons EVEREST REINSURANCE HOLDINGS, INC. 22-3263609
2.	Check the Appropriate Box if a Member of a Group		(a)	[ ]
(See Instructions)			(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK
5.	Check if Disclosure of Legal Proceedings is Required			[ ]
Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,653,071 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,653,071 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,653,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares			[ ]
(See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14	Type of Reporting Person (See Instructions) CO, OO

Introductory Statement

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D initially filed on August 6, 2010 (the “Original; Filing”), relating to the common shares, par value $0.01, of Everest Re Group, Ltd. (“Group” or the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:

Everest Reinsurance Holdings, Inc. (“Holdings”), an indirect wholly-owned subsidiary of Group, purchased Group’s Common Shares through open market transactions pursuant to Group’s authorized share repurchase program, as follows:

			Daily Average
Transaction	Common Shares	Total	Cost Per
Date	Purchased	Cost	Common Share
11/09/2011	136,400	$12,017,483.00	$88.10
11/10/2011	82,265	7,242,487.89	88.04
11/11/2011	46,400	4,082,330.42	87.98
11/12/2011	50,000	4,401,902.64	88.04
02/14/2011	30,000	2,636,862.49	87.90
02/15/2011	30,000	2,640,731.16	88.02
02/16/2011	100	8,825.00	88.25
02/17/2011	1,300	114,665.00	88.20
02/18/2011	15,500	1,386,148.40	89.43
02/22/2011	54,500	4,811,554.36	88.29
02/23/2011	50,000	4,373,930.92	87.48
02/24/2011	40,101	3,472,347.43	86.59
02/25/2011	30,000	2,638,797.83	87.96
02/28/2011	30,000	2,663,900.37	88.80
03/01/2011	30,000	2,653,555.12	88.45
03/02/2011	30,000	2,632,634.00	87.75
03/03/2011	19,637	1,726,200.67	87.91
Total	676,203	$59,504,356.70

Weighted Average Cost Per Common Share			88.00

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:

As of March 3, 2011, Group had 63,935,048 Common Shares outstanding of which Holdings owns 9,653,071, or 15.1%, of the outstanding Common Shares.  However, according to Group’s bye-laws, the total voting power of any shareholder owning more than 9.9% of the common shares will be reduced to 9.9% of the total voting power of the common shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 4, 2011

EVEREST REINSURANCE HOLDINGS, INC.

By: /S/ SANJOY MUKHERJEE
Sanjoy Mukherjee
(Senior Vice President, General Counsel,
Secretary & Compliance Officer)